BARNETT & LINN
ATTORNEYS AT LAW
23945 Calabasas Road, Suite 115 • Calabasas, CA 91302
www.barnettandlinn.com
WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

July 20, 2012

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

100 F Street NE

Washington D.C.  20549

Attn:

Mara L. Ransom, Asst. Director

Chris Chase, Staff Attorney

Andrew Mew, Accounting Branch Chief

Scott Stringer, Staff Accountant

Re:

Barrier 4, Inc. (“Registrant”)

Amendment No. 4 to Registration Statement on Form S-1

Filed on May 4, 2012

File No.  333-181147

Gentlepersons:

The Registrant hereby files its Amendment No. 4 to Registration Statement on Form S-1 (“Amendment No. 4”).  The Amendment No. 4 has been revised in accordance with the Commission’s comments received in a July 20, 2012 telephone conference.

In addition to the updating of dates, the only changes made to Amendment No. 4 include (1) a revised Opinion Letter included as Exhibit 5 and (2) the deletion of Exhibit 23.3.

Enclosed with this response is a letter from the President of the Registrant acknowledging, among other things, the Registrant’s responsibility for the adequacy and accuracy of the disclosure in this filing.

We believe that we have responded to all of your comments fairly and reasonably.  Please contact the undersigned as soon as possible should you have any further questions or comments.

Thank you in advance for your courtesies and cooperation.

Very truly yours,

BARNETT & LINN

William B. Barnett

WBB: scc

cc/ Mrs. Scarpello, President & CEO